Exhibit 3.1

State of Delaware Secretary of State Division of Corporations Delivered 02:10 PM 08/21/2025 FILED 02:10 PM 08/21/2025 SR 20253747621 - FileNumber 5793265

CERTIFICATE OF AMENDMENT

TO THE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

MOLECULIN BIOTECH, INC.

Moleculin Biotech, Inc., a corporation organized and existing under the laws of the State of Delaware (the "Corporation") for the purpose of amending its Amended and Restated Certificate of Incorporation in accordance with the General Corporation Law of the State of Delaware, does hereby make and execute this Certificate of Amendment to the Amended and Restated Certificate of Incorporation, as amended, and does hereby certify that:

1. The provisions of the present Article 4.1 of the Amended and Restated Certificate of Incorporation of the Corporation are amended by amending and restating the second sentence of Article 4.1, with no changes to be made to the previous or subsequent sentences and provisions of Article 4.1:

The total number of shares of all classes of stock that the Corporation shall have the authority to issue is Five Hundred Five Million (505,000,000), of which Five Hundred Million (500,000,000) shares shall be Common Stock, having a par value of $0.001 per share, and, Five Million (5,000,000) of such shares shall be Preferred Stock, having a par value of$0.001 per share.

2. The foregoing amendment has been duly adopted by the stockholders of the Corporation in accordance with the provisions of Section 242 of the General Corporation law of the State of Delaware.

3. This amendment shall be effective on the date of filing of this Certificate of Amendment with the Secretary of State of the State of Delaware.

IN WITNESS WHEREOF, I have signed this Certificate this 21st day of August 2025.

MOLECULIN BIOTECH, INC.

By:	/s/ Jonathan P. Foster
Name: Jonathan P. Foster
Title: Chief Financial Officer